Contact

www.linkedin.com/in/michelle-weaver-7466a830 (LinkedIn)

Top Skills

Management
Distillation
Barista

Languages

English

Certifications

CAC III

Michelle Weaver

Small Business Owner/Manager at The Block Distilling Co
Denver Metropolitan Area

Summary

Transitioned from the behavioral health field to the food and beverage industry specializing in manufacturing craft spirits. Primarily focused on creating a quality product from the best ingredients we can find and providing a great experience in our tasting room for those products to be enjoyed by all.

Looking to connect with others in the industry to collaborate, commiserate, and share experiences.

Experience

The Block Distilling Co.

Small Business Owner/Manager
August 2015 - Present (8 years 8 months)
RiNo

The Block Distilling Co. is an upcoming grain to bottle, craft distillery and tasting room. Opened in December 2017 in the River North neighborhood in Denver; making gin, vodka, whiskey, brandy, and liqueurs.

Arapahoe House

5 years 6 months

Clinical Director of Residential Services
June 2014 - December 2016 (2 years 7 months)
Thornton CO

Clinical and administrative director of residential substance use disorders treatment. Provide oversight and supervision to five supervisors for eight programs with approximately 60 staff members. Programs serve adolescents, adults, pregnant women, women with dependent children, and offenders.

Clinical and Administrative Supervisor
July 2011 - June 2014 (3 years)
Wheat Ridge, CO

Clinical and administrative supervisor for an alcohol and drug detox program. Provide oversight and daily management with a staff of twenty-five counselors.

Provide clinical supervision toward staff development in the field of mental health and substance abuse.

Summit Safe Haven Detoxification Center and Mental Health Triage
Program Coordinator
January 2008 - September 2011 (3 years 9 months)

Oversee day-to-day operations of detox facility including employee management, scheduling, policy creation, implementation, and enforcement, employee training, and maintaining department budget
Maintain rapport with partnerships and community members, provide training to partners regarding policies and procedures of agency admission and discharge requirements, continually communicate with partnerships and community members through quarterly updates and reviews
Ensure client safety and reasonable accommodations, engage client in therapeutic conversation utilizing Motivational Interviewing, Brief Intervention, basic counseling skills, and crisis management skills
Assess client physical and emotional stability, assess client Stage of Change and gear discharge and aftercare plans toward appropriate motivation level
Facilitate Driving Under the Influence Education and Therapy program in outpatient office by conducting client intakes into the program, facilitate education and therapy groups, assist in program discharge
Provide individual and group counseling for individuals seeking substance abuse counseling and conduct intake assessments for individuals whom are court ordered into treatment or voluntary
Conduct alcohol and drug evaluations for agencies such as probation and Social Services which are seeking treatment recommendations for substance abusing clients
Train newly hired employees on electronic medical record program
Collaborate with integrative care team to provide best practices for mental health and substance abuse clients involved with local community clinic

Federal Bureau of Prisons
Drug Treatment Specialist Intern
December 2006 - June 2007 (7 months)

Provided educational services, assessments, and treatment to inmates
Coordinated the Drug Education Program under the supervision of the DAP Coordinator
Facilitated group and individual counseling to inmates in the general population and drug abuse program

Conducted interviews and administered questionnaires to determine an inmates eligibility for the drug abuse program

Kept accurate records of activities performed in the drug abuse programs

Wrote reports relevant to inmates' histories of drug abuse and their progress in treatment

Entered and retrieved information from the prison's Psychology Database System network

Participated in weekly staff meetings to share, knowledge, information, and recommendations

Conducted initial intake interviews

Applied and obtained additional knowledge of facts, principles, concepts, and theories of human behavior, related to inmates in a correctional setting and in addiction treatment

Gained additional experience in matching inmates to specific treatments, evaluated treatment deficits, and implemented appropriate interventions

Gained tangible experience with a wide range of inmate age and cultural backgrounds and their specific issues relative to functional illiteracy, impulse control, immediate gratification problems, and insight and motivational issues

Applied knowledge gained in substance abuse coursework to the forensic and prison settings and populations

Sexual Offender Resource Services
Field Placement Trainee
March 2006 - June 2006 (4 months)

Co-facilitated groups

Participated in initial intakes

Observed and assisted with various psychosexual assessments and evaluations, both in office and at Denver County jail

Observed and co-facilitated group and individual therapy

Economic Offender Treatment Services
Reseach Assistant
October 2005 - January 2006 (4 months)

Created, gathered and produced research on economic offenders and programs for treatment

Assisted in formulating a proposal for a committee

Assessed clients for future risk of economic offenses

SW CO Mental Health Center
Resident Counselor

March 2004 - July 2005 (1 year 5 months)

Provided assistance to clients in crisis in a residential treatment facility and maintained healthy daily living during their transition back into the community

Established appropriate boundaries , managed stability through a structured environment and lead daily counseling groups

Formulated service plans with residential clients and assisted with their progress towards residential and personal goals

Assessed behavior and acuity to assist the treatment and emergency service teams

Created and coordinated daily activities, maintained skills of daily living, cooked meals, cleaned, administered medications and handled administrative duties

Assisted clients both on and off-site, with appointments, housing and job searches. Also provided transportation to various community facilities as required

Assisted director of residential services in Forensic Conditional Release Program for Durango area

Hillhaven

Volunteer

March 2003 - April 2004 (1 year 2 months)

Napa State Hospital

Intern

June 2003 - July 2003 (2 months)

Provided assistance to staff in creating a healthy and safe environment for incarcerated clients with mental illness

Directed various groups and participated in daily group activities with clients

Assisted staff in helping five clients meet the "Competency to Stand Trial" criteria for court hearings; prepared clients for pre-mock and mock trials and communicated with the treatment team regarding the option of future court hearings

Observed psychologist give various assessment tests

Accompanied and observed psychologist on evening shifts of on-call services

Contributed various observational information regarding client's activities, behavior, and acuity, to staff, clinicians and treatment teams

Attended staff meetings, debriefings, weekly conferences, lectures and grand rounds

Education

University of Denver

Master's of Arts, Forensic Psychology · (2005 - 2007)

Fort Lewis College

BA, Psychology · (2000 - 2004)